May 30, 2019

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Lisa Larkin

Re: Vanguard Specialized Funds (the “Trust”) File NO. 2-88116
Request for Withdrawal of Registration Statement on Form N-1A

Dear Ms. Larkin:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of the following Registration Statement filed on May 29, 2019.

Date Filed	Submission Type	Accession Number

5/29/2019	485BPOS	0000932471-19-007148

The Trust is requesting such withdrawal because the Registration Statement was filed with a newly formed separate series of the Trust inadvertently identified as being part of the filing. It is therefore in the best interest of the Trust and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the Registration Statement be deemed granted as of the date it is filed with the SEC unless the Trust receives notice from the SEC that this application will not be granted. Please direct any communications concerning this filing to
Anthony Coletta at (610) 669-9296.

Sincerely,

VANGUARD SPECIALIZED FUNDS

Michael J. Drayo
Assistant Secretary